SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of January and February, 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes [  ]  No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

SIGNATURES
PRESS RELEASE

- Press Release dated January 20, 2004

- Press Release dated January 29, 2004

- Press Release dated February 6, 2004

- Press Release dated February 25, 2004

- Press Release dated February 26, 2004

- Press Release dated February 27, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A. Name : Fabrizio Cosco Title: Company Secretary

Date: March 2, 2004

PRESS RELEASE

Eni financial results to be reviewed by the Board of Directors during 2004, here are release dates

The calendar of the Board of Directors during this year.February 26: Eni’s preliminary financial statements at December 31, 2003 and dividend proposal;

March 31: Eni consolidated financial statements and Eni S.p.A. financial statements at December 31, 2003;

May 11: first quarter results at March 31, 2004;

July 29: second quarter results at June 30, 2004;

September 22: first half results at June 30, 2004;

November 10: third quarter results at September 30, 2004;

25 and 28 May 2004, respectively the first and second calling for the Annual General Meeting of the Shareholders for the approval of the Annual Report to 31 December 2003 and resolutions regarding the distribution of profits for the period.

The Strategy Presentation regarding Eni 2004-2007 Plan will take place on February 27, 2004.

San Donato Milanese (Milan), January 20, 2004

PRESS RELEASE

On March 30, 2004, Board of Directors will examine consolidated statements and Eni S.p.A. financial statements at December 31, 2003.

Eni communicates a date variation as to what announced on January 20th press realese.Eni informs that the Board meeting for the approval of Eni consolidated statements and Eni S.p.A. financial statements at December 31, 2003 will be held on March 30, 2004 and not March 31, 2004, as previously communicated.

San Donato Milanese (Milan), January 29, 2004

PRESS RELEASE

Eni: a framework agreement with the Portuguese Government for the reorganization of Galpenergia

Eni will concentrate its own interests in Portugal in the gas activity raising to 49% its participation in Gas de PortugalThe Minister of Economy Carlos Tavares, the Minister of Finance Manuela Ferreira Lieite and Eni’s CEO Vittorio Mincato signed today in Lisbon the preliminary framework agreement for the reorganization of Galpenergia within the restructuring process of the Portuguese energy sector.

Eni will exit from the refining and marketing sector of oil products selling its own participation to a Portuguese State company and will concentrate its own interests in Portugal in the gas activity raising to 49% its participation in Gas de Portugal (at present indirectly owned through Galpenergia, of which Eni is a shareholder with a 33.34% participation).

Appropriate governance agreements between Electricidade de Portugal (which will be shareholder of GdP with a 51% share) and Eni will ensure the cooperation among partners and the join management of Gas de Portugal (without regulated assets).

This agreement strengthens Eni’s growth strategy abroad in the gas sector. Gas de Portugal has at its disposal regasification capacity (about 5 billion cubic meters per year) at the Portuguese terminal of Sines, the nearest point of arrival for liquefied gas from Nigeria, and transport capacity (at present 3 billion cubic meters per year) in the Transmaghreb Pipeline from Algeria.

Moreover Eni carries on the development of its activity in oil products marketing through Agip Espana.

“The agreement signed with the Portuguese Government and with Electricidade de Portugal maintains the commitment for the cooperation of Eni in Portugal – declared the CEO Vittorio Mincato – and provides an important contribution to the reorganization of the Portuguese energy sector. It represents the reinforcement of Eni’s presence in the Iberian Peninsula’s gas market, in line with the strategy of development in Europe”.

The agreements are subject to the approval of the competent Authorities.

San Donato Milanese (Milan), February 6, 2004

PRESS RELEASE

Eni: approved development plan of Kashagan, the giant field in the Kazakh offshore of Caspian Sea

Kashagan, which has recoverable reserves of up to 13 billion barrels, is one of the largest fields discovered over the last thirty years and represents one of the greatest challenges the petroleum industry has been lately faced with, both in terms of extremely severe climatic conditions and respect of the sensitive environmental balance.

Eni, operator of the North Caspian Sea Production Sharing Agreement, the Kazakh oil company Kazmunaygas (KMG) and the Petroleum Authority of the Republic of Kazakhstan announce that the Development Plan of Kashagan, the giant field in the Kazakh offshore of the Caspian Sea, was approved today in Astana.

Kashagan, which has recoverable reserves of up to 13 billion barrels, is one of the largest fields discovered over the last thirty years and represents one of the greatest challenges the petroleum industry has been lately faced with, both in terms of extremely severe climatic conditions and respect of the sensitive environmental balance.

The development of Kashagan will be implemented in multiple phases. In the first one, already under way, production will reach 75,000 barrels of oil per day in 2008 to gradually increase to 450,000 barrels per day. Production will increase during the following stages at an expected plateau of 1,200,000 barrels per day. Offshore facilities for raw and inert gas injection in the reservoir will be built in order to maximize oil recovery and to reduce sulphur production. Due to high reservoir pressure and the presence of hydrogen sulphide, the technologies adopted in Kashagan are among the most advanced in the world.

Eni is completing a study to identify the best oil export routes in the Caspian region.

The investment for the full field development is estimated at approximately US $ 29 billion over fifteen years (about 5 billion in Eni share).

The Kashagan project will positively affect the Kazakh economy, also thanks to the involvement of the country’s industry in the realization of the works necessary for the project’s development. To this end, Eni has launched training programmes for young engineers and managers of the Kazakh petroleum industry.

“It is with great satisfaction that we announce, jointly with our partners, the start-up of the development of the Kashagan giant field” declared the Chief Executive Officer of Eni, Vittorio Mincato. “In particular, this is an important step towards the growth of Eni as a company and attests to the international acknowledgement of our capabilities of excellence. The field’s impressive size, the harsh climatic conditions and the technological difficulties have called for the utilization of the best skills and the most advanced technological solutions available to the oil industry, capable of guaranteeing the utmost protection of the delicate ecosystem of the Caspian Basin”.

The partners of the North Caspian Sea PSA are: Eni (Operator 16.67%), BG (16,67%), ConocoPhillips (8.33), ExxonMobil (16.67%), Inpex (8.33), Total (16.67%), Shell (16.67%).

San           Donato           Milanese           (Milan),           25           february,                2004

PRESS RELEASE

Eni’s Board of Directors examined today Eni’s 2003 preliminary consolidated results which showed a net income of euro 5,585 million with a euro 992 million increase over 2002 (up 21.6%), due essentially to a positive operating performance (up euro 1,015 million) related to an increase in hydrocarbon production sold and in natural gas volumes sold, higher international oil prices (Brent up 15.5%) and refining margins in dollars, whose effects were offset in part by a 19.6% decline of the dollar over the euro which had an estimated negative impact on operating income of euro 1,100 million, mostly due to the conversion of financial statements of subsidiaries with currency other than the euro.

The Board of Directors resolved to propose to the General Shareholders’ Meeting to distribute a dividend of euro 0.75 per share1. Pay-out therefore amounts to approximately 51%. Dividends will be paid out from June 24, 2004; the ex-dividend date is June 21, 2004.

Return on capital employed (ROACE2 ) reached 15.6% (13.7% in 2002).

In 2003 daily hydrocarbon production amounted to 1,562,000 barrels of oil equivalent (boe), increasing by 90,000 boe, up 6.1%, due to: (i) production of Norwegian company Fortum Petroleum purchased in 2003; (ii) start-ups of fields mainly in Australia, Algeria, Pakistan, Iran and Nigeria; (iii) production growth recorded in particular in Nigeria and Kazakhstan; (iv) the cancellation of production cuts imposed by OPEC. These increases were offset in part by: (i) the decline of mature fields; (ii) lower entitlements in Production Sharing Agreements due to higher international oil prices; (iii) the effect of the sale of mineral assets in 2002. Production outside Italy amounted to 80.8% of Eni’s total production (78.5% in 2002).

Eni’s proved reserves of hydrocarbons at December 31, 2003 reached 7,272 million boe, increasing by 242 million boe over 2002. The increase in proved reserves allowed to replace 142% of production; this average was 118% without taking into account the effect of purchases and sales. The average reserve life index is 12.7 years (13.2 in 2002).

In 2003 rationalization and improved efficiency actions continued and led to cost savings amounting to about euro 590 million (on a constant exchange rate basis). Cost savings achieved in the 1999-2003 period allowed to reach over 65% of the euro 3.4 billion target set for 2006.

Eni’s operating income in 2003 totaled euro 9,517 million, an increase of euro 1,015 million over 2002, up 11.9%, due to increases recorded by:

•	the Exploration & Production segment (euro 571 million, up 11%) related essentially to higher hydrocarbon production sold (32.9 million boe, up 6.3%) and higher average realizations in dollars (oil up 16.6%; natural gas up 15.8%), whose effects were offset in part by the appreciation of the euro over the dollar;

•	the Gas & Power segment (euro 383 million, up 11.8%) related essentially to increased natural gas volumes sold (up 7.7%) and higher margins resulting from an improved price environment due to the appreciation of the euro over the dollar, offset in part by a change in the sales mix due to a higher share of sales in Europe related to the compliance with the ceilings set to sales in Italy by Legislative Decree No. 164/2000;

•	the Refining & Marketing segment (euro 263 million, up 81.9%) essentially due to an increase in refining margins (Brent margin was up 1.85 dollar/barrel), whose effects were offset in part by the appreciation of the euro over the dollar, and higher operating results in marketing activities in Italy and rest of Europe.

These increases were partly offset by increased operating expense recorded in: (i) the Other activities segment (euro 77 million) in particular due to the Syndial business; (ii) the Petrochemical segment (euro 51 million) related essentially to lower volumes sold and lower margins.

Eni’s net sales from operations for 2003 hit the euro 51,487 million record level, representing an increase of euro 3,565 million over 2002, up 7.4%, due mainly to increased hydrocarbon production sold and increased natural gas volumes sold, as well as higher activity levels in the Oilfield Services, Construction and Engineering segment. This increase was due also to higher prices of products in all Eni’s business segments, largely offset by the appreciation of the euro over the dollar, which had an impact of about euro 1.9 billion in the conversion of financial statements of subsidiaries with currency other than the euro.

Net borrowings at December 31, 2003 totaled euro 13,543 million, representing an increase of euro 2,402 million over December 31, 2002. Relevant financial requirements for capital expenditure and investments (euro 13,057 million), the payment of dividends for 2002 (euro 3,009 million, of which euro 2,833 million by Eni SpA) and the buyback of own shares (euro 330 million) were covered for the most part by the cash flows generated from operating activities and disposals. The debt to equity ratio went from 0.39 at December 31, 2002 to 0.48 at December 31, 2003.

Capital expenditure and investments amounted to euro 13,057 million (up 38.7% over 2002). Capital expenditure amounted to 8,802 million, of which 93% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and concerned in particular: (i) the development of hydrocarbon fields (euro 5,016 million) in Libya, Iran, Angola, Nigeria, Italy, Egypt and Kazakhstan; (ii) exploration (euro 635 million); (iii) upgrade and maintenance of Eni’s natural gas primary transmission and distribution network in Italy (euro 726 million); (iv) the construction of power stations (euro 542 million); (v) the construction of the Greenstream gasline (euro 460 million) that will carry natural gas from Libyan fields to Sicily; (vi) refinery upgrade, upgrade of the fuel distribution network in Italy and outside Italy and the purchase of service stations in Europe (for a total of euro 730 million). Investments amounted to euro 4,255 million and concerned primarily the Italgas tender offer (euro 2,567 million), the purchase of 100% of Fortum Petroleum (euro 909 million), of 50% of Union Fenosa Gas (euro 441 million), as well as the purchase of majority stakes in certain natural gas distribution companies in Hungary (euro 68 million).

******

Eni’s net income for the fourth quarter of 2003 totaled euro 1,540 million, an increase of euro 129 millionover the fourth quarter of 2002, up 9.1%, due to higher operating income (euro 435 million, up 21%), offset in part by the recording of financial expense of euro 48 million (as compared to net financial income of euro 78 million in the fourth quarter of

2002), higher income taxes (euro 81 million), and higher net extraordinary expense (euro 52 million).

Eni’s net operating income for the fourth quarter of 2003 totaled euro 2,508 million, an increase of euro 435 million over the fourth quarter of 2002, up 21%, related essentially to increased volumes, lower writedowns of mineral and petrochemical assets (euro 238 million), higher average realizations on hydrocarbons in dollars (oil up 9.9%; natural gas up 6.2%) and refining margins in dollars (Brent margin was up 0.85 dollar/barrel), whose effects were partly offset by a 18.9% decline of the dollar over the euro.

******

From January 1 to February 25, 2004, a total of 0.31 million own shares for euro 4.7 million (at the average price of euro 14.998 per share) were purchased. At February 25, 2004 Eni owned 230.9 million own shares, corresponding to 5.77% of its share capital, for a total of euro 3,172 million (at an average price of euro 13.740 per share).

******

Eni’s Board of Directors also examined Eni SpA’s preliminary results which showed net income amounting to euro 2,877 million, with a euro 1,003 million decrease over 2002, related essentially to lower extraordinary income.

1) As a consequence of new tax laws in force from January 1, 2004, except for what indicated otherwise, dividends no longer entitle to a tax credit and, depending on the receiver, is subject to a withdrawal tax on distribution or is partially cumulated to the receiver’s taxable income. Dividends entitle to a tax credit only when received by resident businesses, whose fiscal year 2003 ends after December 31, 2003.

2) Ratio between net income before minority interest plus net financial charges on net financial debt, less the related tax effect and net capital employed.

San Donato Milanese (Milan), February 26, 2004Attachments

Key Economic Data

Preliminary Results for 2003

Eni’s 2003 preliminary results: key economic data

Income Statement	(million €)

	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

13,223	13,634	3.1	Net sales from operations	47,922	51,487	7.4
364	383	5.2	Other income and revenues	1,080	910	(15.7)
(9,822)	(10,090)	(2.7)	Operating expenses	(34,996)	(37,729)	(7.8)
(1,692)	(1,419)	16.1	Depreciation, amortization and writedowns	(5,504)	(5,151)	6.4
2,073	2,508	21.0	Operating income	8,502	9,517	11.9
78	(48)	..	Net financial (expense) income	(167)	(152)	9.0
(43)	(85)	(97.7)	Net income (expense) from investments	43	10	(76.7)
2,108	2,375	12.7	Income before extraordinary items and income taxes	8,378	9,375	11.9
(58)	(110)	(89.7)	Net extraordinary (expense) income	(29)	49	269.0
2,050	2,265	10.5	Income before income taxes	8,349	9,424	12.9
(481)	(562)	(16.8)	Income taxes	(3,127)	(3,275)	(4.7)
1,569	1,703	8.5	Income before minority interest	5,222	6,149	17.8
(158)	(163)	(3.2)	Minority interest	(629)	(564)	10.3
1,411	1,540	9.1	Net income	4,593	5,585	21.6

Operating income by segment	(million €)

Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

1,333	1,379	3.5	Exploration & Production	5,175	5,746	11.0
866	1,169	35.0	Gas & Power	3,244	3,627	11.8
77	108	40.3	Refining & Marketing	321	584	81.9
(139)	(63)	54.7	Petrochemicals	(126)	(177)	(40.5)
66	91	37.9	Oilfield Services Construction and Engineering	298	311	4.4
(34)	(65)	(91.2)	Other activities	(201)	(278)	(38.3)
(96)	(111)	(15.6)	Corporate and financial companies	(209)	(296)	(41.6)
2,073	2,508	21.0	Operating income	8,502	9,517	11.9

As compared to 2002, in 2003 Eni’s activities have been grouped differently:

-	Syndial (former EniChem) was included in the “Other activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);

-	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Sofid and the financial companies formerly included in the “Other Activities” segment.

In order to allow for a homogenous comparison, data for 2002 have been reclassified accordingly.

Operating income by segment and net income before non-recurring items	(million €)

Information on net income and operating income before non-recurring items is not envisaged by either Italian and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

1,536	1,466	(4.6)	Exploration & Production	5,428	5,973	10.0
929	1,200	29.2	Gas & Power	3373	3,661	8.5
70	108	54.3	Refining & Marketing	312	585	87.5
(13)	(51)	(292.3)	Petrochemicals	(44)	(55)	(25.0)
66	91	37.9	Oilfield Services Construction and Engineering	298	311	4.4
(37)	(53)	(43.2)	Other activities	(199)	(221)	(11.1)
(96)	(111)	(15.6)	Corporate and financial companies	(209)	(296)	(41.6)
2,455	2,650	7.9	Operating income before non-recurring items	8,959	9,958	11.2
1,592	1,287	(19.2)	Net income before non-recurring items	4,923	5,096	3.5

Non-recurring items	(million €)

Fourth quarter
2002	2003		2002	2003

(407)	(169)	Asset impairment	(542)	(441)
(21)		Environmental tax of the Sicilia Region	(86)
42		Gains on disposal	92
(10)	27	Positive (negative) effects of inventory evaluation	40
14		Other	39
(382)	(142)	Non-recurring items in operating income	(457)	(441)
(20)		Non-recurring expense on investments	(36)
(58)	(110)	Net extraordinary income (expense)	(29)	49
(460)	(252)	Non-recurring items before taxes	(522)	(392)
	414	Net effect of revaluations		414
		Adjustment of reserve for deferred tax liabilities due to change in tax regime in UK	(215)
		Deferred tax assets per Law 448/2001		287
		Release of reserve for anticipated amortization as per Law 498/2001	95	39
279	111	Taxes (estimated)	312	161
	(20)	Net effect of revaluation of assets on Snam Rete Gas minority interest		(20)
(181)	253	Non-recurring items after taxes	(330)	489

Eni’s Way

Eni preliminary results for 2003

February 26, 2004

Eni preliminary results for 2003

Summary financial data

						(million €)
Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

13,223	13,634	3.1	Net sales from operations	47,922	51,487	7.4
2,073	2,508	21.0	Operating income	8,502	9,517	11.9
1,411	1,540	9.1	Net income	4,593	5,585	21.6
2,912	2,839	(2.5)	Capital expenditure and investments	9,414	13,057	38.7
—	—		Net borrowings at period end	11,141	13,543	21.6

Summary operating data

Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

1,527	1,637	7.2	Daily production of hydrocarbons (1) (thousand boe)	1,472	1,562	6.1
939	1,035	10.2	oil (thousand barrels)	921	981	6.5
588	602	2.4	natural gas (1) (thousand boe)	551	581	5.4
			Proved hydrocarbon reserves (million boe)	7,030	7,272	3.4
			oil reserves (million barrels)	3,783	4,138	9.4
			natural gas reserves (1) (million boe)	3,247	3,144	(3.2)
16.69	18.96	13.6	Sales of natural gas in primary distribution (billion cubic meters)	60.44	65.12	7.7
1.27	1.41	11.0	Sales of natural gas in secondary distribution outside Italy (billion cubic meters)	3.79	4.44	17.2
0.51	0.58	13.7	Natural gas consumed by Eni (billion cubic meters)	2.02	1.90	(5.9)
18.47	20.95	13.4	Sales of natural gas to third parties and natural gas consumed by Eni (billion cubic meters)	66.25	71.46	7.9
5.56	6.58	18.3	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	19.84	24.63	24.1
1.34	1.88	40.3	Electricity production sold (terawatthour)	5.00	5.55	11.0
13.18	12.83	(2.7)	Sales of refined products (million tonnes)	52.02	49.47	(4.9)
1,347	1,212	(10.0)	Sales of petrochemical products (thousand tonnes)	5,493	5,264	(4.2)

(1)	Includes natural gas volumes consumed in operations (23,000 and 26,000 boe/day in 2002 and 2003).

Key market indicators

Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

26.78	29.42	9.9	Average price of Brent dated crude oil (1)	24.98	28.84	15.5
1.000	1.189	18.9	Average EUR/USD exchange rate	0.946	1.131	19.6
26.78	24.74	(7.6)	Average price in euro of Brent dated crude oil (2)	26.41	25.50	(3.4)
3.1	2.2	(29.0)	Euribor - three month euro rate (3)	3.3	2.3	(30.3)
1.49	2.34	57.0	Average European refining margins (4)	0.80	2.65	231.3

(1)	In USD/barrel.Source: Platt’s Oilgram.

(2)	Eni calculation.

(3)	Percentage.

(4)	In USD/barrel FOB Mediterranean market, Brent crude. Eni calculations based on Platt’s Oilgram data.

results of operations

Income Statement

					(million €)
	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

13,223	13,634	3.1	Net sales from operations	47,922	51,487	7.4
364	383	5.2	Other income and revenues	1,080	910	(15.7)
(9,822)	(10,090)	(2.7)	Operating expenses	(34,996)	(37,729)	(7.8)
(1,692)	(1,419)	16.1	Depreciation, amortization and writedowns	(5,504)	(5,151)	6.4
2,073	2,508	21.0	Operating income	8,502	9,517	11.9
78	(48)	..	Net financial (expense) income	(167)	(152)	9.0
(43)	(85)	(97.7)	Net income (expense) from investments	43	10	(76.7)
2,108	2,375	12.7	Income before extraordinary items and income taxes	8,378	9,375	11.9
(58)	(110)	(89.7)	Net extraordinary (expense) income	(29)	49	269.0
2,050	2,265	10.5	Income before income taxes	8,349	9,424	12.9
(481)	(562)	(16.8)	Income taxes	(3,127)	(3,275)	(4.7)
1,569	1,703	8.5	Income before minority interest	5,222	6,149	17.8
(158)	(163)	(3.2)	Minority interest	(629)	(564)	10.3
1,411	1,540	9.1	Net income	4,593	5,585	21.6

2003

Eni’s preliminary consolidated financial statements at December 31, 2003 showed a net income of euro 5,585 million, an increase of euro 992 million over 2002, up 21.6%, due essentially to a positive operating performance (up euro 1,015 million) related to an increase in hydrocarbon production sold and in natural gas volumes sold, higher international oil prices (Brent up 15.5%) and refining margins in dollars, whose effects were offset in part by the 19.6% decline of the dollar over the euro, which had an estimated negative impact on operating income of euro 1,100 million, mostly due to the conversion of financial statements of subsidiaries with currency other than the euro. The increase in net income was also caused by: (i) a decline in the share of net income attributed to minorities resulting from the tender offer on Italgas shares (euro 125 million); (ii) higher net extraordinary income (euro 78 million), related in particular to the effect of the settlement of a dispute with Edison SpA concerning the Enimont joint venture (euro 200 million). These positive factors were partly offset by higher income taxes (euro 148 million).

In 2003, streamlining and efficiency improvement continued and allowed cost savings amounting to about euro 590 million (on a constant exchange rate basis). Cost savings achieved in the 1999-2003 period allowed to reach over 65% of the euro 3.4 billion target set for 2006.

Return on capital employed (ROACE)1 reached 15.6% (13.7% in 2002).

(1)	Ratio between net income before minority interest plus net financial charges on net financial debt, less the related tax effect and net capital employed.

Operating Income

					(million €)
	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

1,333	1,379	3.5	Exploration & Production	5,175	5,746	11.0
866	1,169	35.0	Gas & Power	3,244	3,627	11.8
77	108	40.3	Refining & Marketing	321	584	81.9
(139)	(63)	54.7	Petrochemicals	(126)	(177)	(40.5)
66	91	37.9	Oilfield Services Construction and Engineering	298	311	4.4
(34)	(65)	(91.2)	Other activities	(201)	(278)	(38.3)
(96)	(111)	(15.6)	Corporate and financial companies	(209)	(296)	(41.6)
2,073	2,508	21.0	Operating income	8,502	9,517	11.9

As compared to 2002, in 2003 Eni’s activities have been grouped differently:

-	Syndial (former EniChem) was included in the “Other activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);

-	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Sofid and the financial companies formerly included in the “Other Activities” segment.

In order to allow for a homogenous comparison, data for 2002 have been reclassified accordingly.

Eni’s operating income for 2003 totaled euro 9,517 million, an increase of euro 1,015 million over 2002, up 11.9%, due to increases recorded by:

•	the Exploration & Production segment (euro 571 million, up 11%) related essentially to higher hydrocarbon production sold (32.9 million boe, up 6.3%) and higher average realizations in dollars (oil up 16.6%; natural gas up 15.8%), whose effects were offset in part by the appreciation of the euro over the dollar;

•	the Gas & Power segment (euro 383 million, up 11.8%) due essentially to increased natural gas volumes sold (up 7.7%) and higher margins resulting from an improved price environment due to the appreciation of the euro over the dollar, offset in part by a change in the sales mix due to a higher share of sales in Europe related to the compliance with the ceilings set to sales in Italy by Legislative Decree No. 164/2000;

•	the Refining & Marketing segment (euro 263 million, up 81.9%) essentially due to an increase in refining margins (Brent margin was up 1.85 dollar/barrel), whose effects were offset in part by the appreciation of the euro over the dollar, and higher operating results in marketing activities in Italy and rest of Europe;

These increases were partly offset by increased operating expense recorded in: (i) the Other activities segment (euro 77 million) in particular related to the Syndial business; (ii) the Petrochemical segment (euro 51 million) related essentially to lower volumes sold and lower margins.

Eni’s net sales from operations for 2003 hit the euro 51,487 million record level, with an increase of euro 3,565 million over 2002, up 7.4%, due mainly to increased hydrocarbon production sold and increased natural gas volumes sold, as well as higher activity levels in the Oilfield Services, Construction and Engineering segment. This increase was due also to higher prices of products in all Eni’s segments, largely offset by the appreciation of the euro over the dollar, which had an impact of about euro 1.9 billion in the conversion of financial statements of subsidiaries with currency other than the euro.

Depreciation, amortization and writedown charges (euro 5,151 million) decreased by euro 353 million over 2002, down 6.4%.

Depreciation and amortization charges (euro 4,710 million) declined by euro 252 million due the decline registered in particular in the Exploration & Production segment (euro 419 million) related to the effect of the appreciation of the euro over the dollar in the conversion of financial statements of subsidiaries with currency other than the euro and lower exploration costs (euro 145 million), offset in part by higher development amortization charges related to higher production (euro 245 million). This decline was offset in part by the increases registered in: (i) the Gas & Power segment (euro 117 million) due mainly to the writedown of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 91 million); (ii) the Corporate and financial companies segment (euro 41 million) due essentially to the recording in the income statement of the cost of the Eni Slurry Technology project (euro 49 million in 2003, euro 12 million in 2002).

Writedowns (euro 441 million) declined by euro 101 million and concerned essentially: (i) proved and unproved property in the Exploration & Production segment (euro 227 million) in particular in the United Kingdom, Pakistan and the United States related to the process of determination of reserves; (ii) petrochemical plants (euro 175 million) as a result of the impairment test; (iii) natural gas distribution activities in Brazil (euro 30 million).

Net financial expense (euro 152 million) decreased by euro 15 million over 2002, down 9%, due in particular to lower interest rates on European markets (Euribor down one percentage point) and on international markets (Libor down 0.6 percentage points) as well as the effect of exchange rates on the conversion of financial statements of subsidiaries with currency other than the euro. These positive factors were offset in part by an increase of approximately euro 3.8 billion in average net borrowings.

Net income from investments amounted to euro 10 million (euro 43 million in 2002) and represented the balance of: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 182 million) in the Gas & Power, Oilfield Services, Construction and Engineering and Refining & Marketing segments, gains on the sale of Eni’s 20% stake in Inca International SpA and 50% in Epoxital Srl in the Other activities segment (euro 36 million) and dividends received by subsidiaries accounted for at cost (euro 22 million); and (ii) Eni’s share in losses of subsidiaries accounted for with the equity method and at cost, relating in particular to Albacom SpA (euro 107 million) and Galp Energia SGPS SA (euro 29 million affected by the writedown of euro 107 million of the difference between purchase cost and net equity).

Net extraordinary income amounted to euro 49 million (net expense of euro 29 million in 2002) and represented the balance of extraordinary income of euro 563 million and extraordinary expense of euro 514 million. Income concerned essentially: (i) gains on disposals from the sale of service stations and real estate in the Refining & Marketing segment (euro 237 million) and the sale of the marine tanker activities and real estate in the Gas & Power segment (euro 52 million); (ii) the settlement paid by Edison SpA in relation with the Enimont dispute (euro 200 million); (iii) the release of redundant risk reserves (euro 47 million, of which euro 38 million in the Other activities segment, concerning disposals, restructuring and future expense). Expense concerned essentially: (i) provisions for risks and contingencies of euro 249 million, in particular charges related to compliance with environmental laws and regulations in the Other activities (euro 82 million) and Refining & Marketing segments (euro 51 million) and costs expected to be incurred for the decommissioning of inactive sites in the Other activities segment (euro 48 million); (ii) redundancy incentives of euro 116 million in particular in the Petrochemicals, Refining & Marketing, Oilfield Services, Construction and Engineering and Gas & Power segments; (iii) writedowns and losses (euro 66 million) related in particular to the expiry of certain highway concessions for service stations (euro 35 million) and the writedown of the Baytown elastomer plant (USA) in the Petrochemical segment (euro 11 million).

Income taxes (euro 3,275 million) increased by euro 148 million over 2002, due to a euro 1,075 million increase in income before taxes, to the expiry of certain tax incentives and lower benefits related to the release of the reserve for anticipated amortization. These negative factors were offset in part by: (i) the effect of the revaluation of assets, provided for by the Italian budget law for 2004 and carried out within the limits of adjustments made in accordance with tax laws, which allowed for the release of the deferred tax reserve for euro 826 million and the recording of a tax charge of euro 412 million with a positive balance of euro 414 million; (ii) the recording of deferred tax assets related to the temporary difference between the recorded value of assets of Stoccaggi Gas Italia SpA and their value for tax purposes, following the adjustment made by the company in May 20032 (euro 287 million); (iii) the fact that in 2002 the reserve for deferred taxes was increased in relation to the 10 percentage point increase in corporate taxes for oil companies in the United Kingdom (from 30 to 40%) with a euro 215 million effect; (iv) a 2 percentage point decline in corporate tax (Irpeg) in Italy.

Minority interest (euro 564 million) concerned in particular Snam Rete Gas SpA (euro 426 million) and Saipem SpA (euro 111 million). The euro 65 million decline over 2002 was due essentially to the tender offer on Italgas shares (euro 125 million).

Consolidated balance sheet

			(million €)

			% Ch. vs.
	2002	2003	Dec. 31, 2002

Net capital employed	39,492	41,856	2,364
Shareholders’ equity including minority interest	28,351	28,313	(38)
Net borrowings	11,141	13,543	2,402
Total liabilities and shareholders’ equity	39,492	41,856	2,364

The appreciation of the euro over other currencies, in particular the US dollar (at December 31, 2003 the euro was up 20% over the US dollar with respect to December 31, 2002) determined an estimated decline in the book value of net capital employed of about euro 3.3 billion, in net equity of about euro 1.9 billion and in net borrowings of about euro 1.4 billion as a result of the conversion of financial statements expressed in currencies other than the euro at December 31, 2003.

Net equity at December 31, 2003 (euro 28,313 million) was substantially in line with net equity at December 31, 2002. The increase deriving from net income before minority interest (euro 6,149 million) was entirely offset by: (i) the payment of dividends for 2002 (euro 3,009 million); (ii) exchange differences from the conversion of financial statements denominated in currencies other than the euro (about euro 1.9 billion); (iii) the impact of the Italgas tender offer (euro 816 million); (iv) buy-back of own shares (euro 330 million).

At December 31, 2003, net borrowings totaled euro 13,543 million, representing an increase of euro 2,402 million over December 31, 2002. Relevant financial requirements for capital expenditure and investments (euro 13,057 million), the payment of dividends for 2002 (euro 3,009 million, of which euro 2,833 million by Eni SpA) and the buyback of own shares (euro 330 million) were covered for the most part by the cash flows generated from operating activities and gains on disposals. The debt to equity ratio went from 0.39 at December 31, 2002 to 0.48 at December 31, 2003.

Capital expenditure and investments amounted to euro 13,057 million (up 38.7% over 2002). Capital expenditure hit the record level of 8,802 million, of which 93% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and concerned in particular: (i) the development of hydrocarbon fields (euro 5,016 million) in Libya, Iran, Angola, Nigeria, Italy, Egypt and Kazakhstan; (ii) exploration (euro 635 million); (iii) upgrade and maintenance of Eni’s natural gas primary transmission and distribution network in Italy (euro 726 million); (iv) the construction of power stations

(2)	Law No. 448 of December 28, 2001 allows companies receiving assets in conferral to align the taxable value of conferred assets to the higher book value by paying a substitute tax amounting to 9% of the difference between the two values. Stoccaggi Gas Italia SpA, which in 2001 was conferred natural gas storage assets from Eni SpA and Snam SpA, applied this law. Therefore in Eni’s consolidated financial statements a temporary difference between taxable values and book values of these assets was recorded which led to the recording of a net deferred tax asset of euro 287 million (net of substitute tax for euro 154 million).

(euro 542 million); (v) the construction of the Greenstream gasline (euro 460 million) that will carry natural gas from Libyan fields to Sicily; (vi) refinery upgrade, upgrade of the fuel distribution network in Italy and outside Italy and the purchase of service stations in Europe (for a total of euro 730 million).

Investments amounted to euro 4,255 million and concerned primarily the Italgas tender offer (euro 2,567 million), the purchase of 100% of Fortum Petroleum (euro 909 million), of 50% of Unión Fenosa Gas (euro 441 million), as well as the purchase of majority stakes in four natural gas distribution companies in Hungary (euro 68 million).

Fourth quarter

Eni’s net income for the fourth quarter of 2003 totaled euro 1,540 million, an increase of euro 129 million over the fourth quarter of 2002, up 9.1%, due to higher operating income (euro 435 million, up 21%), offset in part by the recording of net financial expense of euro 48 million (as compared to net financial income of euro 78 million in the fourth quarter of 2002), higher income taxes (euro 81 million), and higher net extraordinary expense (euro 52 million).

Eni’s net operating income for the fourth quarter of 2003 totaled euro 2,508 million, an increase of euro 435 million over the fourth quarter of 2002, up 21%, related essentially to increased volumes, lower writedowns of mineral and petrochemical assets (euro 238 million), higher average realizations on hydrocarbons in dollars (oil up 9.9%; natural gas up 6.2%), an increase in refining margins in dollar (Brent margin was up 0.85 dollar/barrel) whose effects were partly offset by the 18.9% decline of the dollar over the euro.

operating and economic review by segment

exploration & production

	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

1,333	1,379	3.5	Operating income (million euro)	5,175	5,746	11.0
1,527	1,637	7.2	Daily production of hydrocarbons (thousand boe)	1,472	1,562	6.1
316	293	(7.3)	Italy	316	300	(5.1)
376	369	(1.9)	North Africa	354	351	(0.8)
235	278	18.3	West Africa	237	260	9.7
337	348	3.3	North Sea	308	345	12.0
263	349	32.7	Rest of world	257	306	19.1
142.5	147.7	3.6	Production sold (million boe)	523.3	556.2	6.3

2003

Operating income in 2003 amounted to euro 5,746 million increasing by euro 571 million over 2002, up 11%, due mainly to: (i) an increase in average realizations in dollars (oil up 16.6%; natural gas up 15.8%); (ii) increased hydrocarbon production sold (32.9 million boe, up 6.3%); (iii) lower exploration costs (euro 145 million on a constant exchange rate basis) and lower asset writedowns (euro 105 million); (iv) lower costs related to synergies obtained and streamlining. These positive factors were offset in part by: (i) the appreciation of the euro over the dollar; (ii) the effect of the application of tariffs imposed by the Authority for electricity and gas with decisions No. 26/2002 and No. 49/2002 for storage services rendered to the Gas & Power segment (in 2002 pending the outcome of Eni’s claim, services were paid according to earlier tariffs3); (iii) the fact that in 2002 gains on the sale of assets were recorded for euro 92 million as part of Eni’s portfolio streamlining program.

In 2003 daily hydrocarbon production amounted to 1,562,000 boe (oil and condensates 981,000 barrels; natural gas 561,000 boe4), increasing by 90,000 boe, up 6.1%, due to: (i) the production of Norwegian company Fortum Petroleum purchased in 2003; (ii) start-ups of fields mainly in Australia, Algeria, Pakistan, Iran and Nigeria; (iii) production growth recorded mainly in Nigeria and Kazakhstan; (iv) the cancellation of production cuts imposed by OPEC. These increases were offset in part by: (i) the decline of mature fields; (ii) lower entitlements in Production Sharing Agreements due to higher international oil prices5; (iii) the effect of the sale of mineral assets in 2002. Production outside Italy amounted to 80.8% of Eni’s total production (78.5% in 2002).

Hydrocarbon production sold amounted to 556.2 million boe. The 13.8 million boe decrease over production was due essentially to natural gas volumes consumed in operations (9.5 million boe) and the temporary increase in technical stocks related to marketing processes and lower withdrawals as compared to allotted shares (over/underlifting6) outside Italy (2 million boe).

Eni’s proved reserves of hydrocarbons at December 31, 2003 totaled 7,272 million boe, increasing by 242 million boe over 2002, due to new discoveries and extensions (355 million boe), revisions of previous estimates and improved recovery (318 million boe) and the net effect of purchases and sales (139 million boe), offset in part by production for the year (570 million boe). The increase in proved reserves allowed to replace 142% of production; this average was 118% without taking into account the effect of purchases and sales. The average reserve life index is 12.7 years (13.2 in 2002).

(3)	The Regional Administrative Court of Lombardia repealed Eni’s claim with decision of September 29, 2003. On February 3, 2004 Stoccaggi Gas Italia SpA appealed to the Council of State against this decision.

(4)	Includes natural gas volumes consumed in operations (23,000 and 26,000 boe/day in 2002 and 2003, respectively).

(5)	In PSA’s production, calculated at reference prices, allows both the recovery of costs incurred (Cost Oil) and a remuneration (Profit Oil) assigned in part to the producing country and in part to the oil company. An increase in international oil prices entails lower entitlements of hydrocarbons produced to the mentioned components; the opposite occurs in case of decline of prices.

(6)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

Fourth quarter

Operating income for the fourth quarter of 2003 totaled euro 1,379 million, representing a euro 46 million increase over the fourth quarter of 2002, up 3.5%, due mainly to higher average realizations in dollars (oil up 9.9%; natural gas up 6.2%), higher hydrocarbon production sold (5.2 million boe, up 3.6%), lower asset writedowns of mineral assets (euro 161 million) and lower exploration costs (euro 143 million on a constant exchange rate basis). These effects were offset in part by the appreciation of the euro over the dollar (+18.9%).

In the fourth quarter of 2003 daily hydrocarbon production amounted to 1,637,000 boe (oil and condensates 1,035,000 barrels, natural gas 602,000 boe) increasing by 110,000 boe, up 7.2%, due to the purchase of Fortum Petroleum, start-ups of fields in Pakistan, Australia, Algeria, Iran and Nigeria and production increases mainly in Nigeria, Venezuela and Kazakhstan. These increases were partly offset by declines in mature fields and the effect of the sale of assets in 2002.

gas & power

	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

866	1,169	35.0	Operating income (million euro)	3,244	3,627	11.8
16.69	18.96	13.6	Sales in primary distribution (billion cubic meters)	60.44	65.12	7.7
13.75	14.40	4.7	Italy	50.54	50.93	0.8
7.12	7.44	4.5	Wholesalers (distribution companies)	25.14	24.07	(4.3)
3.39	3.13	(7.7)	Industrial users	12.92	11.83	(8.4)
3.24	3.83	18.2	Thermoelectric users	12.48	15.03	20.4
2.94	4.55	54.8	Rest of Europe (1)	9.90	14.15	42.9
	0.01	..	Rest of World		0.04	..
1.27	1.41	11.0	Sales in secondary distribution outside Italy (billion cubic meters)	3.79	4.44	17.2
17.96	20.37	13.4	Total sales to third parties	64.23	69.56	8.3
0.51	0.58	13.7	Volumes consumed by Eni	2.02	1.90	(5.9)
18.47	20.95	13.4	Sales to third parties and volumes consumed by Eni	66.25	71.46	7.9
19.68	20.72	5.3	Transport of natural gas in Italy (billion cubic meters)	74.40	76.37	2.6
14.12	14.14	0.1	Eni	54.56	51.74	(5.2)
5.56	6.58	18.3	Third parties	19.84	24.63	24.1
1.34	1.88	40.3	Electricity production sold (terawatthour)	5.00	5.55	11.0

(1)	From 2003 the Gas & Power segment manages trading activities of natural gas, mainly in the North Sea, which were formerly performed by the Exploration & Production segment. In order to allow a homogeneous comparison natural gas volumes sold in 2002 and in the fourth quarter of 2002 were increased by 1.70 and 0.50 billion cubic meters respectively.

2003

Operating income in 2003 amounted to euro 3,627 million, increasing by euro 383 million over 2002, up 11.8%, due mainly to: (i) increased volumes sold in primary (4.68 billion cubic meters, up 7.7%) and secondary distribution outside Italy (0.65 billion cubic meters, up 17.2%), whose effects were offset in part by a change in the sales mix due to a higher share of sales in Europe related to the compliance with the ceilings7 set on sales in Italy by Legislative Decree No. 164/2000; (ii) higher margins in primary distribution, essentially related to the improved price environment due to the appreciation of the euro over the dollar, whose effects were offset in part by the renewal of contracts, and higher margins in secondary distribution; (iii) the fact that in 2002 a euro 40 million expense was recorded with the payment of an environmental tax levied by the Sicilia Region (euro 86 million) and writedowns of assets in secondary distribution in Argentina (euro 28 million) offset only in part by a euro 74 million income relating to tariff adjustments for 2001 resulting from decision No. 122/2002 of the Authority for electricity and gas in secondary distribution; (iv) lower writedowns (euro 35 million) in natural gas distribution activities in Brazil; (v) lower costs related to streamlining. These positive factors were offset in part by: (i) the writedown of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 91 million); (ii) lower use of redundant risk reserves (euro 67 million); (iii) the decline in the operating income generated by electricity generation activities (euro 19 million) due essentially to start-up costs, the planned maintenance standstill of the Taranto plant and the writedown of transmission lines at Ravenna and Gela (euro 4 million). The increase in operating income generated by the start-up of the first 390 megawatt unit at the Ferrera Erbognone power station was offset by the change in sales mix and higher costs of fuels.

Natural gas sales in primary distribution (65.12 billion cubic meters) increased by 4.68 billion cubic meters over 2002, up 7.7%.

Natural gas sales in Italy (50.93 billion cubic meters) increased by 0.39 billion cubic meters, up 0.8%, due mainly to higher sales to thermoelectric users (up 2.55 billion cubic meters) and colder weather, whose

(7)	The ceiling on sales to end customers is 50%; the ceiling on volumes input into the Italian network to be sold in Italy is 73%.

effects were offset in part by a decline in sales to industries (down 1.09 billion cubic meters) and to wholesalers (down 1.07 billion cubic meters) due to competitive pressures.

Natural gas sales in the rest of Europe (14.15 billion cubic meters) increased by 4.25 billion cubic meters (up 42.9%), due essentially to: (i) the progressive coming on line of long-term supply contracts to operators (1.54 billion cubic meters); (ii) an increase in natural gas trading activities in Northern Europe (1.18 billion cubic meters); (iii) the start-up in the second half of 2002 of LNG supplies to the Spanish electricity company Iberdrola (0.70 billion cubic meters) and in February 2003 the start-up of sales to the Turkish market through the Blue Stream pipeline (0.63 billion cubic meters).

Volumes of natural gas consumed8 by Eni amounted to 1.90 billion cubic meters (2.02 billion cubic meters in 2002) and concerned essentially supplies to EniPower (0.94 billion cubic meters) in the thermoelectric segment and to Polimeri Europa (0.31 billion cubic meters) and to the Refining & Marketing division (0.24 billion cubic meters) in the industrial segment.

Electricity production sold amounted to 5.55 terawatthour, increasing by 0.55 terawatthour, up 11%, due essentially to the coming on stream of the first generation unit at the Ferrera Erbognone power station in the fourth quarter of 2003, whose effects were offset in part by the maintenance standstill of the Taranto power station.

Fourth quarter

Operating income in the fourth quarter of 2003 amounted to euro 1,169 million, a euro 303 million increase over the fourth quarter of 2002, up 35%, due mainly to: (i) higher volumes sold in primary distribution (2.27 billion cubic meters, up 13.6%) whose effects were offset in part by a change in the sales mix due to a higher share of sales in Europe related to the compliance with the ceilings set on sales in Italy by Legislative Decree No. 164/2000; (ii) higher margins in primary distribution, essentially related to the improved price environment due to the appreciation of the euro over the dollar, offset in part by the renewal of contracts; (iii) the fact that in the fourth quarter of 2002 the payment of an environmental tax to the Sicilia region was recorded (euro 21 million); (iv) lower writedowns of assets (euro 21 million); (v) an increase in operating income generated by the power generation activities (up euro 17 million) essentially due to the start-up of the first unit at the Ferrera Erbognone power station. These positive factors were offset in part by the writedown of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 23 million).

Natural gas sales in primary distribution (18.96 billion cubic meters) increased by 2.27 billion cubic meters over the fourth quarter of 2002, up 13.6%, due to higher sales in the rest of Europe (1.61 billion cubic meters) and Italy (0.65 billion cubic meters). The increase registered in Italy concerned sales to thermoelectric users and wholesalers (0.59 and 0.32 billion cubic meters respectively) related to colder weather.

Production of electricity amounted to 1.88 terawatthour, increasing by 0.54 terawatthour, up 40.3%, due essentially to the coming on line of the first generating unit at the Ferrera Erbognone power station, whose effects were offset in part by the maintenance standstill of the Taranto power station.

(8)	In accordance with article 19, line 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed by a company or its subsidiaries are excluded by the calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy.

refining & marketing

	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

77	108	40.3	Operating income (million euro)	321	584	81.9
13.18	12.83	(2.7)	Sales (million tonnes)	52.02	49.47	(4.9)
2.79	2.77	(0.7)	Retail sales Italy	11.14	10.99	(1.3)
0.66	0.84	27.3	Retail sales rest of Europe	2.57	3.05	18.7
0.34	0.31	(8.8)	Retail sales Africa and Brazil	1.44	1.18	(18.1)
2.89	2.92	1.0	Wholesale sales Italy	10.64	10.35	(2.7)
1.45	1.45	0.0	Wholesale sales outside Italy	5.65	6.01	6.4
5.05	4.54	(10.1)	Other sales	20.58	17.89	(13.1)

2003

Operating income in 2003 amounted to euro 584 million, a euro 263 million increase over 2002, up 81.9%, due essentially to: (i) increased results in refining activities related mainly to a recovery in refining margins (Brent margin was up 1.9 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher operating results in marketing in Italy and the rest of Europe; (iii) lower costs resulting from streamlining; (iv) the release of the Lifo reserve related to withdrawals from stocks (euro 37 million), whose effects were offset in part by the fact that in 2002 stocks were revalued for euro 13 million. These positive factors were offset in part by: (i) a decline in operating results in marketing activities in Brazil related to lower margins on LPG; (ii) lower processing related to standstills at the Taranto and Sannazzaro refineries that prevented the company to take full advantage of an improved refining scenario in the first quarter, and of the Gela refinery, offset only in part by higher processing at the Milazzo, Venice and Taranto refineries in the second half of the year; (iii) the recording of higher charges for environmental risk (euro 25 million).

Fourth quarter

Operating income in the fourth quarter of 2003 amounted to euro 108 million, a euro 31 million increase over the fourth quarter of 2002, up 40.3%, due mainly to: (i) increased results in refining activities related to higher margins (Brent margin was up 0.85 dollars/barrel) and a better operating performance, whose effects were offset in part by the appreciation of the euro over the dollar and the effect of the standstill of the Gela refinery; (ii) lower costs for services and staff, in particular in IT, and the release of the Lifo reserve (euro 7 million). These positive factors were offset in part by a decline in operating income from marketing activities in Italy, related essentially to higher charges related to the expiry/renewal of certain highway concessions (higher writedowns and royalties) and in the rest of Europe due to lower margins.

petrochemicals

	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

(139)	(63)	54.7	Operating income (million euro)	(126)	(177)	(40.5)
1,347	1,212	(10.0)	Sales (thousand tonnes)	5,493	5,264	(4.2)
686	600	(12.5)	Basic petrochemicals	2,894	2,702	(6.6)
277	284	2.5	Styrenes and elastomers	1,151	1,171	1.7
384	328	(14.6)	Polyethylenes	1,448	1,391	(3.9)

2003

In 2003 operating losses amounted to euro 177 million an increase of euro 51 million over 2002, up 40.5%, due to: (i) lower volumes sold (down 4.2%), in particular in basic petrochemicals; (ii) lower product margins, in particular in polymers, related to an increase in the cost of monomers that could not be transferred to sale prices due to a weak demand and strong competitive pressure; (iii) the fact that in 2002 inventories were revaluated for euro 23 million in relation with increased sale prices. These negative factors were offset in part by lower costs related to streamlining.

Fourth quarter

In the fourth quarter of 2003 operating losses amounted to euro 63 million with an improvement of euro 76 over the fourth quarter of 2002, or 54.7% due essentially to lower asset writedowns (euro 66 million) whose effects were offset in part by a decline in volumes sold related in particular to the maintenance standstill of the Priolo cracker and of the Gela cracker and polyethylene plant, following the standstill of the Gela refinery.

oilfield services construction and engineering

	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

66	91	37.9	Operating income (million euro)	298	311	4.4
			Order backlog (million euro)	10,065	9,383	(6.8)
			Oilfield services and construction	5,158	5,225	1.3
			Engineering	4,907	4,165	(15.1)

2003

Operating income in 2003 totaled euro 311 million, of which euro 304 million related to oilfield services and construction, with a euro 13 million increase over 2002, up 4.4%.

Operating income of oilfield services and construction increased slightly over 2002 (euro 2 million). The positive factors contributing to this increase were: (i) the contribution of Bouygues Offshore, purchased in July 2002 (euro 83 million after the writedown of euro 21 million of the difference between purchase price and net equity); (ii) an increase in activity levels in the Offshore construction area due to the start-up of relevant contracts in Libya (laying of the Greenstream gasline and development of the Bahr Essalam field) and in Nigeria (development of the Erha and Yoho B fields); (iii) higher profitability of some contracts in the Onshore construction area. These positive factors were offset in part by: (i) the completion in 2002 of the Blue Stream contract; (ii) lower results in the Offshore drilling area as a consequence of work performed on the Scarabeo 5 and 7 vessels and the limited use of the Scarabeo 6 vessel.

Engineering activities recorded an operating income amounting to euro 7 million as compared to an operating loss of euro 4 million in 2002. The euro 11 million improvement was related to higher activity levels. Including in operating income the results of activities operated in joint venture, which are recorded as income from investments, operating income in 2003 amounted to euro 34 million (euro 23 million in 2002, in comparable terms).

Fourth quarter

Operating income for the fourth quarter of 2003 totaled euro 91 million, with a euro 25 million increase over the fourth quarter of 2002, up 37.9% most of which was related mainly to oilfield services and construction (euro 23 million), in particular due to increased results in the Offshore construction area for the start-up of relevant contracts.

Net sales from operations

				(million €)

	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

3,503	3,280	(6.4)	Exploration & Production	12,877	12,746	(1.0)
4,232	4,534	7.1	Gas & Power	15,297	16,068	5.0
5,866	5,539	(5.6)	Refining & Marketing	21,546	22,148	2.8
1,147	1,038	(9.5)	Petrochemicals	4,516	4,487	(0.6)
1,438	1,972	37.1	Oilfield Services Construction and Engineering	4,546	6,306	38.7
424	363	(14.4)	Other activities	1,555	1,302	(16.3)
127	313	146.5	Corporate and financial companies	457	638	39.6
(3,514)	(3,405)	3.1	Consolidation adjustment	(12,872)	(12,208)	(5.2)
13,223	13,634	3.1		47,922	51,487	7.4

Depreciation, amortization and writedowns

				(million €)
	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

934	790	(15.4)	Exploration & Production	3,552	3,133	(11.8)
109	156	43.1	Gas & Power	417	533	27.8
120	148	23.3	Refining & Marketing	490	493	0.6
15	30	100.0	Petrochemicals	125	125	0.0
61	67	9.8	Oilfield Services Construction and Engineering	267	271	1.5
15	12	(20.0)	Other activities	51	54	5.9
31	47	51.6	Corporate and financial companies	60	101	68.3
1,285	1,250	(2.7)	Total depreciation and amortization	4,962	4,710	(5.1)
407	169	(58.5)	Writedowns	542	441	(18.6)
1,692	1,419	(16.1)		5,504	5,151	(6.4)

Net extraordinary income (expense)

	(million €)

	2002	2003

Extraordinary income
Gains on disposals	257	290
Other extraordinary income	112	273
	369	563
Extraordinary expense
Restructuring costs:
provisions for risks and contingencies	(157)	(249)
cost of redundancy incentives	(114)	(116)
writedowns of fixed assets and losses from investments	(55)	(66)
	(326)	(431)
Other extraordinary expense	(72)	(83)
Total extraordinary expense	(398)	(514)
	(29)	49

Capital expenditure and investments

				(million €)
	Fourth quarter
2002	2003	% Ch.		2002	2003	% Ch.

1,730	1,537	(11.2)	Exploration & Production	5,615	5,681	1.2
522	649	24.3	Gas & Power	1,315	1,760	33.8
246	303	23.2	Refining & Marketing	550	730	32.7
65	66	1.5	Petrochemicals	145	141	(2.8)
90	69	(23.3)	Oilfield Services Construction and Engineering	233	278	19.3
46	35	(23.9)	Other activities	119	71	(40.3)
17	28	64.7	Corporate and financial companies	71	141	98.6
2,716	2,687	(1.1)	Capital expenditure	8,048	8,802	9.4
196	152	(22.4)	Investments	1,366	4,255	211.5
2,912	2,839	(2.5)		9,414	13,057	38.7

PRESS RELEASE

Eni: Mr. Vittorio Mincato, Chief Executive Officer of Eni, presents the 2004-2007 Strategic Plan and the 2003 Preliminary Results to the Financial Community in London. The Road Show will continue in the major european and US financial centres

Eni’s main strategic objectives for the plan period are, in Exploration & Production, a strong organic production growth; in Gas and Power a further expansion in Europe and in the Italian power market. The ongoing cost cutting programme reached 2.3 billion euro in 1999-2003, exceeding by 15% the 1999-2003 Plan target set at 2 billion euro. The Board of Directors will propose a dividend of 0.75 euro per share for 2003 to the next General Shareholders’ Meeting. This dividend is considered sustainable for the Plan period.

Mr.Vittorio Mincato, Chief Executive Officer of Eni, presented today the 2004-2007 Strategic Plan to the financial community convened in London.

This is an ambitious plan that confirms the core business development strategy both for the production targets and the growth abroad in the gas business and the oil products marketing.

Eni’s main strategic objectives for the plan period are:

Exploration & Production - strong organic production growth

In 2003 production was up 6.1% versus 2002, with a daily average production level of 1 million 637 thousand barrels of oil equivalent in the fourth quarter of 2003.

The new strategic plan sets a production target, net of portfolio rationalization, of 1 million 900 thousand barrels of oil equivalent per day by 2007.

This new production target will enable Eni to achieve an organic growth rate of 5% in 2004-2007 on an annual average base, one of the highest in the sector.

Gas and Power - further expansion in Europe and in the Italian power market

Natural gas sales on foreign markets reached around 28 billion cubic meters in 2003, 40% up versus 2002.

The process of expansion in European natural gas markets continues. Eni confirms the target of selling abroad 44 billion cubic metres of natural gas in 2007.

Eni is developing also its power generation capacity in Italy. The target for 2007 is set at around 6 GW of installed capacity. In 2003, Eni has been the first operator to start new power plants in Italy.

Further targets

The ongoing cost cutting programme reached 2.3 billion euro in 1999-2003, exceeding by 15% the 1999-2003 Plan target set at 2 billion euro. This result is in line with the 3.4 billion euro target set for the 1999-2006 period. For the coming years, Eni will enhance its efforts in order to further improve its capital efficiency by concentrating on unit costs reduction and the efficient allocation of investments in all operating divisions.

The Board of Directors will propose a dividend of 0.75 euro per share for 2003 to the next General Shareholders’ Meeting. This dividend is considered sustainable for the Plan period.

San Donato Milanese (Milan), February 27, 2004